

Mail Stop 3720

February 2, 2016

Stephen Farber
Executive Vice President and Chief Financial Officer
Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, KY 40202

       Re:    **Kindred Healthcare, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-14057**

Dear Mr. Farber:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Terry French for

      Carlos Pacho
      Senior Assistant Chief Accountant
      AD Office 11 – Telecommunications